UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes of 15% or More in Revenue or Profit

 The preliminary results shown below may differ from the final results, which remain subject to audit by the external auditor of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated

2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)

Operating Revenue	17,099,212,573	17,940,608,890	-841,396,317	-4.7

Operating Income	1,073,214,877	1,823,409,370	-750,194,493	-41.1

Profit from Continuing Operations Before Income Tax	722,261,465	1,761,764,869	-1,039,503,405	-59.0

Profit for the Period	375,084,339	1,387,095,020	-1,012,010,681	-73.0

3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year

Total Assets	30,107,782,845		30,515,253,720

Total Liabilities	17,152,490,453		18,687,619,003

Total Shareholders’ Equity	12,955,292,392		11,827,634,718

Capital Stock	30,492,716		30,492,716

Capital impairment ratio (%) = [(Capital stock - total shareholders’ equity) / capital stock] × 100	—		—

4. Main Reasons for Changes in Revenue or Profit/Loss	• Decline in sales and profits due to subsidiary divestiture, decrease in wireless subscribers from cyber security incident, and implementation of customer appreciation package.

5. Date of the resolution by the Board of Directors	February 5, 2025

• Attendance of external directors	Present: 5 Absent : 0

• Attendance of audit committee member that is not an external director	—

6. Other important matters relating to an investment decision

•

The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

•

The preliminary results set forth in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

Additional Disclosure

	Basis	Current Fiscal Year	Previous Fiscal Year

Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	12,863,103,161	11,698,628,020

Capital impairment ratio (%) = [(Capital stock - total shareholders’ equity˚) / capital stock] × 100 (˚ excluding non-controlling shareholders’ equity)	Consolidated	—	—

Operating Revenue (in thousands of Won)	Separate	12,051,067,840	12,774,059,826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(REGISTRANT)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: February 5, 2026

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